UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, DC 20549


                           SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                     (Amendment No. ________)*



                      DRAGON ACQUISITION CORPORATION
----------------------------------------------------------------------
                         (Name of Issuer)

            Ordinary Shares, par value $0.001 per share
----------------------------------------------------------------------
                   (Title of Class of Securities)

                               NA
----------------------------------------------------------------------
                         (CUSIP Number)


                         Joseph Rozelle
                  Nautilus Global Partners, LLC
                      700 Gemini, Suite 100
                        Houston, TX 77058
                         (281) 488-3883
----------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)

                        September 14, 2006
----------------------------------------------------------------------
         (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(*)	The remainder of this cover page shall be filled out for a
reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   NA                   SCHEDULE 13D
---------                        ------------

----------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS:  Nautilus Global Partners, LLC

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

----------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
       Instructions)
                                (a)  [ ]
                                (b)  [X]
----------------------------------------------------------------------
3	SEC USE ONLY

----------------------------------------------------------------------
4	SOURCE OF FUNDS (See Instructions)

                              WC
----------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E)

                                     [ ]
----------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

                             Texas
----------------------------------------------------------------------
		7	SOLE VOTING POWER

                                    0
                ------------------------------------------------------
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,000,000
OWNED BY        ------------------------------------------------------
EACH 		9	SOLE DISPOSITIVE POWER
REPORTING
PERSON                              0
WITH            ------------------------------------------------------
		10	SHARED DISPOSITIVE POWER

                                1,000,000
----------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
					1,000,000
----------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (See Instructions)

                                      [ ]
----------------------------------------------------------------------
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 78.0%*
             (Based on 1,281,000 Ordinary Shares issued and
                  outstanding on September 13, 2006.)

----------------------------------------------------------------------
14.	TYPE OF REPORTING PERSON (See Instructions)

                             OO
----------------------------------------------------------------------

CUSIP No.   NA                   SCHEDULE 13D
---------                        ------------

----------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS:  Benchmark Equity Group

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

----------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
       Instructions)
                                (a)  [ ]
                                (b)  [X]
----------------------------------------------------------------------
3	SEC USE ONLY

----------------------------------------------------------------------
4	SOURCE OF FUNDS (See Instructions)

                                    AF
----------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E)

                                     [ ]
----------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

                                   Delaware
----------------------------------------------------------------------
		7	SOLE VOTING POWER

                                    0
                ------------------------------------------------------
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY			1,000,000
OWNED BY        ------------------------------------------------------
EACH 		9	SOLE DISPOSITIVE POWER
REPORTING
PERSON                              0
WITH            ------------------------------------------------------
		10	SHARED DISPOSITIVE POWER

                                1,000,000
----------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,000,000
----------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (See Instructions)

                                     [ ]
----------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 78.0%*
         (Based on 1,281,000 Ordinary Shares issued and outstanding on September 13, 2006.)

----------------------------------------------------------------------
14	TYPE OF REPORTING PERSON (See Instructions)

                                  OO
----------------------------------------------------------------------

CUSIP No.   NA                   SCHEDULE 13D
---------                        ------------

----------------------------------------------------------------------
1	NAMES OF REPORTING PERSONS:  Christopher Efird

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

----------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
        Instructions)
                                (a)  [ ]
                                (b)  [X]
----------------------------------------------------------------------
3	SEC USE ONLY

----------------------------------------------------------------------
4	SOURCE OF FUNDS (See Instructions)

                                   AF
----------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E)

                                     [ ]
----------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

                               United States
----------------------------------------------------------------------
		7	SOLE VOTING POWER

                                    0
                ------------------------------------------------------
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY			1,000,000
OWNED BY        ------------------------------------------------------
EACH 		9	SOLE DISPOSITIVE POWER
REPORTING
PERSON                              0
WITH            ------------------------------------------------------
		10	SHARED DISPOSITIVE POWER

                                1,000,000
----------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,000,000
----------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (See Instructions)

                                      [ ]
----------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 78.0%*
             (Based on 1,281,000 Ordinary Shares issued and
                  outstanding on September 13, 2006.)

----------------------------------------------------------------------
14	TYPE OF REPORTING PERSON (See Instructions)

                              IN
----------------------------------------------------------------------

CUSIP No.   NA                   SCHEDULE 13D
---------                        ------------
----------------------------------------------------------------------
1	NAMES OF REPORTING PERSONS:  Frank DeLape

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

----------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
        Instructions)
                                (a)  [ ]
                                (b)  [X]
----------------------------------------------------------------------
3	SEC USE ONLY

----------------------------------------------------------------------
4	SOURCE OF FUNDS (See Instructions)

                                AF
----------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E)

                                     [ ]
----------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

                              United States
----------------------------------------------------------------------
		7	SOLE VOTING POWER

                                    0
                ------------------------------------------------------
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY			1,000,000
OWNED BY        ------------------------------------------------------
EACH 		9	SOLE DISPOSITIVE POWER
REPORTING
PERSON                              0
WITH            ------------------------------------------------------
		10	SHARED DISPOSITIVE POWER

                                1,000,000
----------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,000,000
----------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions)
                                      [ ]
----------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             78.0%*
        (Based on 1,281,000 Ordinary Shares issued and outstanding on September 13, 2006.)

----------------------------------------------------------------------
14	TYPE OF REPORTING PERSON (See Instructions)

                             IN
----------------------------------------------------------------------

CUSIP No.   NA                   SCHEDULE 13D
---------                        ------------
----------------------------------------------------------------------
1	NAMES OF REPORTING PERSONS:  Stephen Taylor

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

----------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
        Instructions)
                                (a)  [ ]
                                (b)  [X]
----------------------------------------------------------------------
3	SEC USE ONLY

----------------------------------------------------------------------
4	SOURCE OF FUNDS (See Instructions)

                              AF
----------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E)

                                     [ ]
----------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States
----------------------------------------------------------------------
		7	SOLE VOTING POWER

                                   0
                ------------------------------------------------------
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY			1,000,000
OWNED BY        ------------------------------------------------------
EACH 		9	SOLE DISPOSITIVE POWER
REPORTING
PERSON                             0
WITH            ------------------------------------------------------
		10	SHARED DISPOSITIVE POWER

                               1,000,000
----------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               1,000,000
----------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (See Instructions)

                                    [ ]
----------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               78.0%*
          (Based on 1,281,000 Ordinary Shares issued and outstanding on September 13, 2006.)

----------------------------------------------------------------------
14	TYPE OF REPORTING PERSON (See Instructions)

                               IN
----------------------------------------------------------------------

ITEM 1.	SECURITY AND ISSUER

       The title and class of equity securities to which this Schedule 13D relates is Ordinary Shares, par value $.001 per share (the
"Ordinary Shares"), of Dragon Aquisition Corporation, a company organized under the laws of the Cayman Islands (the "Issuer"). The address of the principal executive offices of the Issuer is c/o Nautilus Global Partners, LLC, 700 Gemini, Suite 100, Houston, Texas 77058.

ITEM 2.	IDENTITY AND BACKGROUND

   (a) This statement is being filed by: (i) Nautilus Global Partners, LLC; (ii) Benchmark Equity Group (iii) Christopher Efird; (v) Frank DeLape; and (v) Stephen Taylor (collectively, the "Reporting
Persons"). The Reporting Persons are making a joint filing because they may be deemed to be a group pursuant to Section 13 of the
Securities Exchange Act of 1934.

   (b) The address of each of the Reporting Persons is c/o Nautilus Global Partners, LLC, 700 Gemini, Suite 100, Houston, Texas 77058.

   (c) The principal business of the Reporting Persons is that of a private investment entity engaging in the purchase and sale of securities.

   (d) None of the Reporting Persons has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e) None of the Reporting Persons has, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Nautilus Global Partners, LLC is a Texas limited liability
        company.
        Benchmark Equity Group is a Delaware S corporation.
        Christopher Efird is a United States citizen.
        Frank DeLape is a United States citizen.
        Stephen Taylor is a United States citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

The source of the funds invested by Nautilus was its working capital.

ITEM 4.	PURPOSE OF THE TRANSACTION.

This filing is being made as a result of the effectiveness of the Issuer's registration statement on Form 10. Each of the Reporting Persons has acquired the securities covered by this schedule for investment purposes only. The Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may at any time review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Nautilus Global Partners, LLC ("Nautilus") is the beneficial owner of 1,000,000 Ordinary Shares of the Ordinary Shares of the Issuer. Based upon the Issuer's Amendment 1 to its Form 10 filed with the SEC on September 14, 2006 that states that the Issuer had an aggregate of

1,281,000 Ordinary Shares outstanding, the Reporting Persons may be deemed to collectively own approximately 78.0% of the Issuer's
Ordinary Shares.

The Reporting Persons each expressly disclaim beneficial ownership, for all purposes, of the Ordinary Shares of the Issuer that may be deemed to be held by the other Reporting Persons, except as provided herein.

The following is a description of each Reporting Person's interest in the securities of the Issuer:

Christopher Efird ("Efird") owns 40% of the ownership interests of Nautilus. Benchmark Equity Group ("Benchmark") owns 20% of the ownership interests of Nautilus and Mr. Frank DeLape ("DeLape") is the 100% owner of Benchmark. In addition, Mr. DeLape controls entities that collectively own 20% of the ownership interests of Nautilus. Mr. Stephen Taylor ("Taylor") owns 20% of the ownership interests of Nautilus.

Based upon their ownership and/or their management positions with the entities that own interests in Nautilus, each of Efird, Benchmark, DeLape and Taylor may be deemed to share indirect beneficial ownership of the 1,000,000 ordinary shares held by Nautilus. Each of Efird, Benchmark, DeLape and Taylor each expressly disclaims beneficial ownership for all purposes, of the Ordinary Shares, that may be deemed to be held by the other Reporting Persons.


ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

	None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

	Agreement among the Reporting Persons to file a single Statement on Schedule 13D on behalf of each of them.

                              SIGNATURES

	After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and accurate.


                                     NAUTILUS GLOBAL VENTURES, LLC


Dated: September 14, 2006            By: /s/ Joseph Rozelle
                                        --------------------------------
                                        Name:  Joseph Rozelle
                                        Title:  President



                                     BENCHMARK EQUITY GROUP


Dated: September 14, 2006            By: /s/ Frank DeLape
                                        --------------------------------
                                        Name:  Frank DeLape
                                        Title: Chief Executive Officer



Dated:  September 14, 2006           /s/  Christopher Efird
                                     -----------------------------------
                                     Name: Christopher Efird





Dated:  September 14, 2006           /s/ Frank DeLape
                                     -----------------------------------
                                     Name:  Frank DeLape




Dated:  September 14, 2006           /s/ Stephen Taylor
                                     -----------------------------------
                                     Name:  Stephen Taylor

                             EXHIBIT
                             -------

	The undersigned hereby agree as follows:

	WHEREAS, the undersigned were and/or may be obligated to file Statements on Schedule 13D with the United States Securities and
Exchange Commission (the "SEC") to report their beneficial ownership of the Ordinary Shares of Dragon Acquisition Corporation.;

	NOW, THEREFORE, the undersigned hereby agree that a single Statement on Schedule 13D is to be filed with the SEC on behalf of each of them.


                                     NAUTILUS GLOBAL VENTURES, LLC


Dated: September 14, 2006            By: /s/ Joseph Rozelle
                                        --------------------------------
                                        Name:  Joseph Rozelle
                                        Title:  President



                                     BENCHMARK EQUITY GROUP


Dated: September 14, 2006            By: /s/ Frank DeLape
                                        --------------------------------
                                        Name:  Frank DeLape
                                        Title: Chief Executive Officer



Dated:  September 14, 2006           /s/  Christopher Efird
                                     -----------------------------------
                                     Name: Christopher Efird





Dated:  September 14, 2006           /s/ Frank DeLape
                                     -----------------------------------
                                     Name:  Frank DeLape




Dated:  September 14, 2006           /s/ Stephen Taylor
                                     -----------------------------------
                                     Name:  Stephen Taylor